FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                12 November 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                           International Power plc
              Results for the Nine Months ended 30 September 2003

(London - 11 November 2003) International Power today announces its results for the nine-month period ended 30 September 2003 and reports on key developments to date.

Sir Neville Simms, Chairman of International Power said, "Our cash-backed earnings of 7.2p per share for the nine months ended 30 September mean that we remain on track to meet our 2003 earnings per share guidance."

Sir Neville added, "In the UK, power prices have shown some improvement and we expect to benefit from this in the future. Our Australian assets and other contracted assets in Europe, the Middle East and Rest of the World continue to perform well and deliver good profitability and cash flow. The pricing environment in the US remains weak and in the absence of significant improvement in our US markets, we expect 2004 to be a difficult year."

Financial and Operational Summary

-   Profit before interest and tax of GBP209 million (pre exceptional items)
-   Earnings per share of 7.2p (pre exceptional items, basic)
-   Operating cash flow of GBP213 million
-   Gearing 42%; Debt Capitalisation 29%
-   US$252 million (GBP158 million) senior convertible bond issued
- US$450 million (GBP271 million) three-year Corporate Revolver facility secured


Financial Summary                                      Quarter ended       Nine months ended 30
                                                        30 September                  September
                                                     2003        2002         2003         2002
                                                     GBPm        GBPm         GBPm         GBPm
Profit on ordinary activities before interest
and tax

Excluding exceptional items                           71          83          209          312

Including exceptional items                           78          90          224          298

Earnings per share - Basic (EPS)

Excluding exceptional items                          2.1p        2.9p         7.2p        12.8p

Including exceptional items                          2.5p        3.3p         8.4p        11.9p

Operating cash flow from ordinary activities          82          96          213          317



In North America, for the nine months ended 30 September, the combination of a lower level of compensation payments from Alstom, which were down to GBP22 million from GBP78 million, and very low wholesale prices led to a fall in operating profit to GBP13 million.

Our markets in the US continue to experience very weak spark spreads and low trading liquidity. Going forward, these factors could together put severe pressure on our profitability in Texas and New England. We are therefore actively considering mothballing part of our operational capacity in the US.

As Blackstone and Hays near completion of their respective Performance Recovery Period, our US business will be compensated for the long term performance shortfall at these plants. This will be done through the payment of a lump-sum amount (Buy-down), which approximates to the commercial value of the performance shortfall over the remaining life of the asset. During the third quarter we booked Buy-down amounts totalling GBP66 million that reduce the carrying value of the fixed assets and will be used to repay debt on our US merchant fleet. These amounts have therefore not been recorded as income in the profit and loss account.

Our European business generated an operating profit of GBP50 million for the nine months, underpinned by good performance at our long-term contracted assets in Portugal and Turkey, and from EOP in the Czech Republic. Profitability in the region was impacted by very low wholesale prices in the UK, particularly in the earlier part of the year. Year on year profitability in this region was down, as Rugeley had a tolling agreement with TXU Europe for the whole of the comparative period and Deeside had an off-take contract with Innogy for the first quarter of 2002.

In the UK, we remain largely contracted through to the end of March next year. In order to provide additional support for our contracted capacity, in October we returned to service the 250MW mothballed unit at our 500MW CCGT Deeside plant. We expect this unit to remain in service for the winter period, at least through to the end of March 2004.

The recent increase in power prices in the UK is reflected to some extent in the forward price curve. As we are largely contracted through the winter of 2003/ 04, this improvement will have a more significant impact on earnings in 2004 than in the rest of 2003.

Further to our offer to acquire an interest (in the form of debt and equity) in the Drax power station, we have posted a GBP100 million letter of credit in support of our offer. The ongoing financial restructuring of Drax continues to make progress and we expect to finalise our level of ownership in the asset on completion of this restructuring, which is expected by the end of December 2003.

In the Middle East, operating profit for the nine months ended 30 September was comparable with 2002 performance, although it should be noted that 2002 benefited from the settlement agreement at Hubco. In 2003 we have expanded our asset portfolio in the Middle East with the Al Kamil and Umm Al Nar plants, which increased regional operating profits in the third quarter to GBP26 million from GBP14 million last year.

Construction of the Shuweihat S1 power and water plant in Abu Dhabi continues on schedule towards commercial operation in the third quarter of 2004.

In Australia, underpinned by our strong contractual position, operating profit increased to GBP78 million during the nine month period. We retain a very strong forward contracted position through 2004 and we are in the process of increasing our contract cover for 2005.

In Rest of the World (comprising Malaysia and Thailand) operating profit for the nine months increased to GBP25 million. This increase in earnings was driven by higher profitability at Malakoff in Malaysia, where new operational capacity was added at the Lumut power plant site late last year.

In October, Malakoff completed two acquisitions in Malaysia. It acquired a new 350MW CCGT plant - Prai Power - and 90% equity interest in the development of a 2,100MW coal fired plant - Tanjung Bin. The Tanjung Bin plant is expected to reach financial close in November 2003 and is due to commence commercial operation in a phased manner from 2006. Both acquisitions are backed by long term Power Purchase Agreements with Malaysia's leading utility, TNB.


Cash Flow


Cash flow - Nine months ended 30 September                                     2003         2002
                                                                               GBPm         GBPm
Operating cash flow from subsidiaries                                           143          224

Dividends - JVs, associates and investments                                      70           93
                                                                             ------       ------
Operating cash flow                                                             213          317

Capex - maintenance                                                             (40)         (40)

Interest and tax                                                                (76)         (85)

Exceptional operating items                                                       -            6
                                                                             ------       ------
Free cash flow                                                                   97          198

Capex - growth                                                                  (48)         (73)

Acquisitions and Greenfield developments                                          -         (140)

Disposals (Hubco)                                                                21            -

Share buyback                                                                    (6)           -

Other movements*                                                                (43)          82
                                                                             ------       ------
Net cash flow                                                                    21           67

Opening debt                                                                   (812)        (897)
                                                                             ------       ------
Closing debt                                                                   (791)        (830)
                                                                             ======       ======
*mainly FX


The Group generated positive operating and free cash flow of GBP213 million and GBP97 million respectively, reflecting our continued focus on cash backed earnings. As expected, cash flow performance is down in comparison to last year due to lower operating profits in North America and the UK.


Balance sheet


Balance Sheet                                             As at 30        As at 30         As at 31
                                                         September       September         December
                                                              2003            2002             2002

Fixed assets

Intangibles and tangibles                                   2,481           2,554            2,474

Investments                                                   506             497              507
                                                           ------          ------           ------

                                                            2,987           3,051            2,981

Net current liabilities                                       (16)           (124)            (138)

Provisions and creditors > one year                          (280)           (310)            (262)

Net debt                                                     (791)           (830)            (812)

                                                           ------          ------           ------
Net assets                                                  1,900           1,787            1,769
                                                           ======          ======           ======
Gearing                                                       42%             46%              46%

Debt capitalisation                                           29%             32%              32%



Net assets as at 30 September 2003 have increased by GBP131 million since 31 December 2002. This increase reflects the GBP93 million of profit generated during the nine month period, together with an exchange gain of GBP38 million, reflecting the impact of foreign exchange on our net investment in foreign entities and their related borrowings.

Our gearing of 42% and debt capitalisation of 29% remain at conservative levels.


Capital Structure

In August, we issued a new US$252 million (GBP158 million) convertible bond at an interest rate of 3.75% with a minimum seven year term, to partially refinance the existing US$357m (GBP228 million) convertible bond. The US$357 million (GBP228 million) convertible bond had a put date in November 2003, when US$254 million was put, leaving a balance of US$103 million (GBP62 million) remaining for a further two year period at an effective interest rate of 4.6%.

In October, we signed a new three-year unsecured US$450 million (GBP271 million) Corporate Revolver to replace the previous US$540 million (GBP325 million) facility, which was due to expire in October 2004.


Board change

As announced on 21 October, David Crane has resigned from the Board and will be leaving the Company at the end of November 2003. The Board is currently reviewing the structure of the executive team and is considering internal and external candidates for the role of CEO.


Outlook

We reconfirm our earnings guidance of 9p to 11p per share for 2003.

With respect to 2004, our businesses in Europe, the Middle East, Australia and the Rest of the World remain on track and should, in aggregate, generate earnings above 2003 levels. However, without a significant improvement in spark spreads in 2004, the US business is expected to have a lower financial performance than 2003. We are therefore providing earnings per share guidance of between 7p and 9p for 2004.


For further information please contact: -


Aarti Singhal
+44 (0)207-320-8681



About International Power:

International Power plc is a leading independent electricity generating company with 10,890MW (net) in operation and 300MW (net) under construction. Among the countries where International Power has facilities in operation or under construction are Australia, the United States, the United Kingdom, the Czech Republic, the UAE, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power was created from the de-merger of National Power, and its shares began trading independently on the London Stock Exchange and ADRs on the New York Stock Exchange on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".


International Power plc
Consolidated Profit and Loss Account
For the nine months ended 30 September 2003


                                  Nine months ended 30 September         Nine months ended 30 September

                                Excluding  Exceptional    Including   Excluding   Exceptional   Including
                              exceptional        items  exceptional exceptional         items exceptional
                                    items                     items       items                     items
                                     2003         2003         2003        2002          2002        2002
                         Note        GBPm         GBPm         GBPm        GBPm          GBPm        GBPm

Turnover: Group and         2         997            -          997         859             -         859
share of joint ventures
and associates

Less: Share of turnover
of:

Joint ventures                        (98)           -          (98)        (85)            -         (85)

Associates                           (215)           -         (215)       (228)            -        (228)
                                   ------       ------       ------      ------        ------      ------
Group turnover                        684            -          684         546             -         546


Net operating costs         3        (592)           -         (592)       (366)          (45)       (411)
                                   ------       ------       ------      ------        ------      ------
Operating profit                       92            -           92         180           (45)        135


Share of operating
profit of:

Joint ventures                         19            -           19          17             -          17

Associates                             72            -           72          93             -          93

Income from fixed asset     3          26            -           26          22            31          53
investments
                                   ------       ------       ------      ------        ------      ------
Operating profit and                  209            -          209         312           (14)        298
investment income

Non operating               3           -           15           15           -             -           -
exceptional items
                                   ------       ------       ------      ------        ------      ------
Profit on ordinary          2         209           15          224         312           (14)        298
activities before
interest and taxation
                                   ------       ------       ------      ------        ------      ------
Net interest and
similar charges

Group                                 (59)           -          (59)        (76)            -         (76)

Joint ventures and                    (24)           -          (24)        (26)            -         (26)
associates
                                   ------       ------       ------      ------        ------      ------
                                      (83)           -          (83)       (102)            -        (102)
                                   ------       ------       ------      ------        ------      ------
Profit on ordinary                    126           15          141         210           (14)        196
activities before
taxation

Taxation                              (40)          (2)         (42)        (63)            4         (59)
                                   ------       ------       ------      ------        ------      ------
Profit on ordinary                     86           13           99         147           (10)        137
activities after
taxation

Minority interests -                   (6)           -           (6)         (4)            -          (4)
equity
                                   ------       ------       ------      ------        ------      ------
Profit for the                         80           13           93         143           (10)        133
financial period
                                   ======       ======       ======      ======        ======      ======

Earnings per share



Basic                                7.2p         1.2p         8.4p       12.8p         (0.9)p       11.9p
                                   ======       ======       ======      ======        ======      ======
Diluted                              7.1p         1.2p         8.3p        12.4p        (0.8)p       11.6p
                                   ======       ======       ======      ======        ======      ======




Consolidated Profit and Loss Account
For the year ended 31 December 2002
                                                                             Year ended 31 December

                                                                   Excluding   Exceptional     Including
                                                                 exceptional         items   exceptional
                                                                       items                       items
                                                                        2002          2002          2002
                                                           Note         GBPm          GBPm          GBPm
Turnover: Group and share of joint ventures and               2        1,129             -         1,129
associates

Less: Share of turnover of:

Joint ventures                                                          (122)            -          (122)

Associates                                                              (290)            -          (290)
                                                                      ------        ------        ------
Group turnover                                                           717             -           717


Net operating costs                                           3         (509)         (103)         (612)
                                                                      ------        ------        ------
Operating profit                                                         208          (103)          105


Share of operating profit of:

Joint ventures                                                            26             -            26

Associates                                                               123             -           123

Income from fixed asset investments                           3           31            42            73
                                                                      ------        ------        ------
Operating profit and investment income                                   388           (61)          327

Non operating exceptional items                               3            -             -            -
                                                                      ------        ------        ------
Profit on ordinary activities before interest and             2          388           (61)          327
taxation
                                                                      ------        ------        ------
Net interest and similar charges

Group                                                                    (97)            -           (97)

Joint ventures and associates                                            (35)            -           (35)
                                                                      ------        ------        ------
                                                                        (132)            -          (132)
                                                                      ------        ------        ------
Profit on ordinary activities before taxation                            256           (61)          195

Taxation                                                                 (77)            1           (76)
                                                                      ------        ------        ------
Profit on ordinary activities after taxation                             179           (60)          119

Minority interests - equity                                               (6)            -            (6)
                                                                      ------        ------        ------
Profit for the financial year                                            173           (60)          113

                                                                      ======        ======        ======

Earnings per share


Basic                                                                  15.5p         (5.4)p        10.1p
                                                                      ======        ======        ======
Diluted                                                                15.5p         (5.4)p        10.1p
                                                                      ======        ======        ======


Consolidated Balance Sheet

As at 30 September 2003
                                                           30 September     30 September      31 December
                                                                   2003             2002             2002
                                                   Note            GBPm             GBPm             GBPm
Fixed assets


Intangible assets                                                    2                 1               1

Tangible assets                                                  2,479             2,553           2,473

Investments                                                        506               497             507
                                                                ------           ------           ------
Total fixed assets                                               2,987             3,051           2,981
                                                                ------           ------           ------

Current assets


Stocks                                                              61                31              55

Debtors                                                            209               136             134

Investments                                                         63                67              43

Cash at bank and in hand                                           885               783             799
                                                                ------            ------          ------

Total current assets                                             1,218             1,017           1,031



Creditors: amounts falling due within one year
                                                                ------            ------          ------
Secured loans without recourse                        4            (45)             (118)           (810)

Other current liabilities                                         (552)             (330)           (595)
                                                                ------            ------          ------
Creditors: amounts falling due within one year                    (597)             (448)         (1,405)
                                                                ------            ------          ------
Net current assets/ (liabilities)                                  621               569            (374)

                                                                ------            ------          ------

Total assets less current liabilities                            3,608             3,620           2,607


Creditors: amounts falling due after more than                  (1,434)           (1,570)           (583)
one year

Provisions for liabilities and charges                            (274)             (263)           (255)
                                                                ------            ------          ------
Net assets employed                                              1,900             1,787           1,769

                                                                ======            ======          ======

Capital and reserves


Shareholders' funds - equity                                     1,865             1,760           1,740

Minority interests - equity                                         35                27              29
                                                                ------            ------          ------
Total equity                                                     1,900             1,787           1,769


Net debt                                                          (791)             (830)           (812)
                                                                ======            ======          ======

Gearing                                                          41.6%             46.4%           45.9%

Debt capitalisation                                              29.4%             31.7%           31.5%


The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.






Consolidated Cash Flow Statement
For the nine months ended 30 September 2003
                                                          Nine months      Nine months              Year
                                                                ended            ended             ended
                                                         30 September     30 September       31 December
                                                                 2003             2002              2002
                                                  Note           GBPm             GBPm              GBPm
Net cash inflow from operating activities            5            143              224               276

Dividends received from joint ventures and                         44               71                84
associates

Dividends received from fixed asset investments                    26               22                31
Ordinary
                                                               ------           ------            ------
Cash flow from ordinary operating activities                      213              317               391


Dividends received from fixed asset investments                     -               31                42

Exceptional
                                                               ------           ------            ------
Returns on investments and servicing of finance                   (63)             (69)              (88)

Ordinary

Exceptional                                                         -              (25)              (25)
                                                               ------           ------            ------
                                                                  (63)             (94)             (113)

Taxation                                                          (13)             (16)              (20)
                                                               ------           ------            ------

Capital expenditure and financial investment                      (88)            (113)             (144)

Purchase of tangible fixed assets


Other financial investments                                        (6)               -               (15)
                                                               ------           ------            ------
                                                                  (94)            (113)             (159)

Acquisitions and disposals                                         21             (140)             (144)
                                                               ------           ------            ------
Net cash inflow/ (outflow) before management of                    64              (15)               (3)
liquid resources and financing activities


Management of liquid resources                                    (13)             (22)                -
                                                               ------           ------            ------
Financing activities

Share buy back                                                     (6)               -                 -

Debt financing                                                     34              224               210
                                                               ------           ------            ------
                                                                   28              224               210
                                                               ------           ------            ------
Increase in cash in period                                         79              187               207
                                                               ======           ======            ======




Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt
For the nine months ended 30 September 2003


                                                                 GBPm             GBPm              GBPm
Increase in cash in period                                         79              187               207

Cash inflow from increase in debt financing                       (34)            (224)             (210)


Cash outflow from increase in liquid                               13               22                 -
resources
                                                               ------           ------            ------

Change in net debt resulting from cash flows                       58              (15)               (3)


Translation differences                                           (31)              84                98

Other non-cash movements                                           (6)              (2)              (10)
                                                               ------           ------            ------
Movement in net debt in the period                                 21               67                85


Net debt at the start of the period                              (812)            (897)             (897)
                                                               ------           ------            ------
Net debt at the end of the period                                (791)            (830)             (812)
                                                               ======           ======            ======




Consolidated Statement of Total Recognised Gains and Losses
For the nine months ended 30 September 2003
                                                           Nine months      Nine months              Year
                                                                 ended            ended             ended
                                                          30 September     30 September       31 December
                                                                  2003             2002              2002
                                                                  GBPm             GBPm              GBPm
Profit for the financial period                                     93              133               113

Exchange differences on the retranslation of net                    38              (43)              (42)
investments and borrowings


Share of recognised loss of associated undertaking                   -                -                (1)

                                                                ------           ------            ------
Total recognised gains and losses for the period                   131               90                70
                                                                ======           ======            ======



Reconciliation of Movements in Shareholders' Funds - Equity
For the nine months ended 30 September 2003


                                                           Nine months      Nine months              Year
                                                                 ended            ended             ended
                                                          30 September     30 September       31 December
                                                                  2003             2002              2002
                                                                  GBPm             GBPm              GBPm

Profit for the financial period                                     93              133               113


Other recognised gains and losses relating to the                   38              (43)              (43)
period (net)

Share buy back                                                      (6)               -                 -
                                                                ------           ------            ------
Net addition to shareholders' funds                                125               90                70



Opening shareholders' funds                                      1,740            1,670             1,670
                                                                ------           ------            ------
Closing shareholders' funds                                      1,865            1,760             1,740
                                                                ======           ======            ======






Notes to the Accounts
For the nine months ended 30 September 2003



1.     Basis of preparation

The accounts for the nine months ended 30 September 2003 have been prepared under the historical cost convention and in accordance with applicable Accounting Standards, using the same accounting policies as those adopted for the year ended 31 December 2002. Minor adjustments have been made to comparative figures to make them consistent with the current period.

These statements do not constitute statutory accounts of the group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2002 have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain statements under Section 237 of the Companies Act 1985.



2.     Geographical segmental analysis
                                                           Nine months      Nine months              Year
                                                                 ended            ended             ended
                                                          30 September     30 September       31 December
                                                                  2003             2002              2002
                                                                  GBPm             GBPm              GBPm
Group turnover


North America                                                      368              236               315

Europe                                                             318              323               440

Middle East                                                         79               61                63

Australia                                                          169              173               226

Rest of World                                                       63               66                85
                                                                ------           ------            ------
                                                                   997              859             1,129



Less: Turnover of Joint ventures                                   (98)             (85)             (122)

Less: Turnover of Associates                                      (215)            (228)             (290)
                                                                ------           ------            ------
                                                                   684              546               717
                                                                ======           ======            ======

Profit before interest and taxation
(excluding exceptional items)

North America                                                       13               88                99

Europe                                                              50               80               100

Middle East                                                         62               63                86

Australia                                                           78               76               101

Rest of World                                                       25               24                31
                                                                ------           ------            ------
                                                                   228              331               417


Corporate costs                                                    (19)             (19)              (29)
                                                                ------                             ------
                                                                   209              312               388
                                                                ======           ======            ======



Notes

1. North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to GBP22 million (nine months ended 30 September 2002: GBP78 million; year ended 31 December 2002: GBP102 million).

2. During the nine months ended 30 September 2003, the Group also recorded GBP100 million (US$162 million) from contractors in relation to compensation for plants not achieving the long-term performance levels specified in the original contracts. These amounts have been recorded as a reduction in the cost of the plant and therefore not included in income.


3.       Exceptional items
                                                            Nine months      Nine months              Year
                                                                  ended            ended             ended
                                                           30 September     30 September       31 December
                                                                   2003             2002              2002
                                                                   GBPm             GBPm              GBPm
Net operating exceptional items charged

Deeside impairment                                                   -              (45)              (45)

Rugeley impairment                                                   -                -               (58)
                                                                 ------           ------            ------
Net operating exceptional items                                      -              (45)             (103)
                                                                 ======           ======            ======
Exceptional income from investments

Backlog dividend received from Kapco                                 -               31                42
                                                                 ======           ======            ======
Non-operating exceptional items credited

Profit on disposal of a 5% holding in Hubco                          8                -                 -

Profit on disposal of other fixed asset investment                   7                -                 -
                                                                ------           ------            ------
Non-operating exceptional items                                     15                -                 -
                                                                ======           ======            ======


Total exceptional items before attributable taxation                15              (14)              (61)

Taxation on exceptional items                                       (2)               4                 1
                                                                ------           ------            ------
Total exceptional items after attributable taxation                 13              (10)              (60)
                                                                ======           ======            ======




4.     Secured bank loans without recourse

Secured bank loans without recourse are those where the obligation to repay lies solely with the subsidiary and are secured solely on the assets of the subsidiary concerned.

At 31 December 2002, we were in discussions with bank groups in relation to non-recourse debt for Rugeley and the US merchant asset portfolio. As these issues were not formally resolved and documented at 31 December 2002, the debt at Rugeley and ANP was reported as current non-recourse debt in our accounts.

In May 2003, our US bank group waived all claimed technical defaults on our US non-recourse financing and therefore this debt has now been redesignated to its original maturity.

On 29 August 2003, we reached formal agreement with our Rugeley bank group and therefore this debt has now been redesignated to its contractual maturity.



5. Reconciliation of operating profit to net cash inflow from operating activities


                                                           Nine months      Nine months              Year
                                                                 ended            ended             ended
                                                          30 September     30 September       31 December
                                                                  2003             2002              2002
                                                                  GBPm             GBPm              GBPm
Operating profit                                                    92              135               105

Impairment                                                           -               45               103
                                                                ------           ------            ------
                                                                    92              180               208

Depreciation and amortisation                                       81               77               112

Movement in working capital                                        (27)             (33)              (47)

Movement in provisions                                              (3)               -                 3
                                                                ------           ------            ------
Net cash inflow from operating activities                          143              224               276
                                                                ======           ======            ======





6.     Annual Report and Accounts


Copies of the full Annual Report and Accounts for the year ended 31 December 2002 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ipinvestor.relations@ipplc.com.
Telephone: 020 7320 8600.





International Power plc
Consolidated Profit and Loss Account
For the quarter ended 30 September 2003

                                    Quarter to 30 September        Quarter to 30 September

                            Excluding  Exceptional    Including    Excluding  Exceptional    Including
                          exceptional        items  exceptional  exceptional        items  exceptional
                                items                     items        items                     items
                                 2003         2003         2003         2002         2002         2002
                     Note        GBPm         GBPm         GBPm         GBPm         GBPm         GBPm
Turnover: Group and     2         358            -          358          291            -          291
share of joint
ventures and
associates

Less: Share of
turnover of:

Joint ventures                    (24)           -          (24)         (22)           -          (22)

Associates                        (70)           -          (70)         (67)           -          (67)
                               ------       ------       ------       ------       ------       ------
Group turnover                    264            -          264          202            -          202


Net operating costs              (223)           -         (223)        (153)           -         (153)
                               ------       ------       ------       ------       ------       ------
Operating profit                   41            -           41           49            -           49


Share of operating
profit of:

Joint ventures                      -            -           -            (1)           -           (1)

Associates                         22            -          22            30            -           30

Income from fixed       3           8            -           8             5            7           12
asset investments
                               ------       ------      ------        ------       ------       ------
Operating profit                   71            -          71            83            7           90
and investment
income

Non operating           3           -            7           7             -            -            -
exceptional items
                               ------       ------      ------        ------       ------       ------
Profit on ordinary      2          71            7          78            83            7           90
activities before
interest and
taxation

Net interest and
similar charges
                               ------       ------      ------        ------       ------       ------
Group                             (25)           -         (25)          (26)           -          (26)

Joint ventures and                 (8)           -          (8)           (9)           -           (9)
associates
                               ------       ------      ------        ------       ------       ------
                                  (33)           -         (33)          (35)           -          (35)
                               ------       ------      ------        ------       ------       ------
Profit on ordinary                 38            7          45            48            7           55
activities before
taxation

Taxation                          (12)          (2)        (14)          (15)          (2)         (17)
                               ------       ------      ------        ------       ------       ------
Profit on ordinary                 26            5          31            33            5           38
activities after
taxation

Minority interests                 (3)           -          (3)           (1)           -           (1)
- equity
                               ------       ------      ------        ------       ------       ------
Profit for the                     23            5          28            32            5           37
financial period
                               ======       ======      ======        ======       ======       ======

Earnings per share

Basic                            2.1p         0.4p        2.5p          2.9p         0.4p         3.3p
                               ======       ======      ======        ======       ======       ======
Diluted                          2.1p         0.4p        2.5p          2.8p         0.4p         3.2p
                               ======       ======      ======        ======       ======       ======



Consolidated Balance Sheet
As at 30 September 2003
                                                                    30 September         30 September
                                                                            2003                 2002
                                                                            GBPm                 GBPm
Fixed assets


Intangible assets                                                              2                    1

Tangible assets                                                            2,479                2,553

Investments                                                                  506                  497
                                                                          ------               ------
Total fixed assets                                                         2,987                3,051
                                                                          ------               ------


Current assets


Stocks                                                                        61                   31

Debtors                                                                      209                  136

Investments                                                                   63                   67

Cash at bank and in hand                                                     885                  783
                                                                          ------               ------
Total current assets                                                       1,218                1,017



Creditors: amounts falling due within one year
                                                                          ------               ------
Secured loans without recourse                                               (45)                (118)

Other liabilities                                                           (552)                (330)
                                                                          ------               ------
Creditors: amounts falling due within one year                              (597)                (448)
                                                                          ------               ------
Net current assets                                                           621                  569
                                                                          ------               ------

Total assets less current liabilities                                      3,608                3,620



Creditors: amounts falling due after more than one year                   (1,434)              (1,570)

Provisions for liabilities and charges                                      (274)                (263)
                                                                          ------               ------
Net assets employed                                                        1,900                1,787
                                                                          ======               ======

Capital and reserves



Shareholders' funds - equity                                               1,865                1,760

Minority interests - equity                                                   35                   27
                                                                          ------               ------
Total equity                                                               1,900                1,787

                                                                          ======               ======
                                                                          ------               ------
Net debt                                                                    (791)                (830)
                                                                          ======               ======

Gearing                                                                    41.6%                46.4%

Debt capitalisation                                                        29.4%                31.7%

The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.



Consolidated Cash Flow Statement

For the quarter ended 30 September 2003
                                                                       Quarter to          Quarter to
                                                                     30 September        30 September
                                                                             2003                2002
                                                                             GBPm                GBPm

Net cash inflow from operating activities                                     72                   82

Dividends received from joint ventures and associates                          2                    9

Dividends received from fixed asset investments - ordinary                     8                    5
                                                                          ------               ------
Cash flow from ordinary operating activities                                  82                   96



Dividends received from fixed asset investments -                              -                    7
exceptional

Returns on investments and servicing of finance                              (26)                 (23)

Taxation                                                                      (3)                  (4)
                                                                          ------               ------

Capital expenditure and financial investment


Purchase of tangible fixed assets                                            (12)                 (24)

Other financial investments                                                   (3)                   -
                                                                          ------               ------
                                                                             (15)                 (24)

Acquisitions and disposals                                                     -                   (7)
                                                                          ------               ------
Net cash inflow before management of liquid resources and                     38                   45
financing activities


Management of liquid resources                                                 1                   (1)
                                                                          ------               ------
Financing activities

Share buy back                                                                 -                    -

Debt financing                                                                55                   18
                                                                          ------               ------
                                                                              55                   18
                                                                          ------               ------
Increase in cash in period                                                    94                   62
                                                                          ======               ======



Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt
For the quarter ended 30 September 2003
                                                                            GBPm                 GBPm
Increase in cash in period                                                    94                   62

Cash inflow from increase in debt financing                                  (55)                 (18)


Cash (inflow)/ outflow from (decrease)/ increase in liquid                    (1)                   1
resources
                                                                          ------               ------

Change in net debt resulting from cash flows                                  38                   45



Translation differences                                                        4                   46

Other non-cash movements                                                       1                    -
                                                                          ------               ------
Movement in net debt in the period                                            43                   91



Net debt at the start of the period                                         (834)                (921)
                                                                          ------               ------
Net debt at the end of the period                                           (791)                (830)
                                                                          ======               ======



Consolidated Statement of Total Recognised Gains and Losses
For the quarter ended 30 September 2003

                                                                      Quarter to           Quarter to
                                                                    30 September         30 September
                                                                            2003                 2002
                                                                            GBPm                 GBPm

Profit for the financial period                                               28                   37

Exchange differences on the retranslation of net investments                   3                  (57)
and borrowings
                                                                          ------               ------
Total recognised gains and losses for the period                              31                  (20)
                                                                          ======               ======



Reconciliation of Movements in Shareholders' Funds - Equity

For the quarter ended 30 September 2003
                                                                      Quarter to           Quarter to
                                                                    30 September         30 September
                                                                            2003                 2002
                                                                            GBPm                 GBPm

Profit for the financial period                                               28                   37



Other recognised gains and losses relating to the period (net)                 3                  (57)
                                                                          ------               ------
Net addition to shareholders' funds                                           31                  (20)


Opening shareholders' funds                                                1,834                1,780
                                                                          ------               ------
Closing shareholders' funds                                                1,865                1,760
                                                                          ======               ======




Notes to the Accounts
For the quarter ended 30 September 2003


1.     Basis of preparation

The accounts for the three months ended 30 September 2003 have been prepared under the historical cost convention and in accordance with applicable Accounting Standards, using the same accounting policies as those adopted for the year ended 31 December 2002. Minor adjustments have been made to comparative figures to make them consistent with the current period.


2.             Geographical segmental analysis


                                                                       Quarter to           Quarter to
                                                                     30 September         30 September
                                                                             2003                 2002
                                                                             GBPm                 GBPm
Group turnover

North America                                                                144                  105

Europe                                                                        99                   92

Middle East                                                                   41                   11

Australia                                                                     53                   62

Rest of World                                                                 21                   21
                                                                          ------               ------
                                                                             358                  291


Less: turnover of joint ventures                                             (24)                 (22)

Less: turnover of associates                                                 (70)                 (67)
                                                                          ------               ------
                                                                             264                  202
                                                                          ======               ======

Profit before interest and taxation (excluding exceptional items)

North America                                                                 12                   29

Europe                                                                         7                   12

Middle East                                                                   26                   14

Australia                                                                     23                   27

Rest of World                                                                  9                    7
                                                                          ------               ------
                                                                              77                   89


Corporate costs                                                               (6)                  (6)
                                                                          ------               ------
                                                                              71                   83
                                                                          ======               ======



Notes

1. North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to GBP8 million (quarter ended 30 September 2002: GBP17 million).

2. During the quarter ended 30 September 2003, the Group also recorded GBP66 million (US$110 million) from contractors in relation to compensation for plants not achieving the long-term performance levels specified in the original contracts. These amounts have been recorded as a reduction in the cost of the plant and therefore not included in income.


3.    Exceptional items


                                                                      Quarter to           Quarter to
                                                                    30 September         30 September
                                                                            2003                 2002
                                                                            GBPm                 GBPm
Exceptional income from investments

Backlog dividend received from Kapco                                           -                    7
                                                                          ======               ======
Non-operating exceptional items credited

Profit on disposal of a 5% holding in Hubco                                    -                    -

Profit on disposal of other fixed asset investment                             7                    -
                                                                          ------               ------
Non-operating exceptional items                                                7                    7
                                                                          ======               ======

Total exceptional items before attributable taxation                           7                    7

Taxation on exceptional items                                                 (2)                  (2)
                                                                          ------               ------

Total exceptional items after attributable taxation                            5                    5
                                                                          ======               ======

4.             Annual Report and Accounts


Copies of the full Annual Report and Accounts for the year ended 31 December 2002 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or send an e-mail to ir@ipplc.com. Telephone: 020 7320 8600.




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary